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09056533

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COMMISSION

20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSF Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Brickstone Square Suite 406
(No. and Street)

Andover (City) MA (State) 01810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Gallahue 978-688-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank Constance, CPA Coles & Bodoin, LLP
(Name – *if individual, state last, first, middle name*)

75 Second Avenue, Suite 100 (Address) Needham (City) MA (State) 02494 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KC 3/17

OATH OR AFFIRMATION

I, Edward Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GSF Capital Markets, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

KAREN M. FOURNIER
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES MARCH 13, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

COLES & BODOIN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
HILLSITE OFFICE BUILDING
75 SECOND AVENUE
NEEDHAM, MA 02494
(781) 455-1400
FAX (781) 444-8870

To the Member
GSF Capital Markets, LLC
Andover, Massachusetts

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of GSF Capital Markets, LLC as of December 31, 2008 and 2007, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GSF Capital Markets, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Coles & Bodoin, LLP

Needham, Massachusetts

February 19, 2009

GSF CAPITAL MARKETS, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 27,657	$ 39,326
Prepaid commissions	24,189	-
Prepaid expenses	1,700	938
TOTAL CURRENT ASSETS	$ 53,546	$ 40,264
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 11,449	$ 11,000
Due to affiliate	4,957	14,871
TOTAL CURRENT LIABILITIES	16,406	25,871
MEMBER'S EQUITY	37,140	14,393
	$ 53,546	$ 40,264

See accompanying notes and independent auditor's report.

GSF CAPITAL MARKETS, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2008 and 2007

	2008	2007
Operating revenue	$ 1,759,800	$ -
Operating expenses		
Audit fees	10,006	8,375
Bank service charges	542	204
Commissions	1,518,000	-
Compliance consulting	16,500	24,000
Computer consulting	2,352	2,352
Dues and subscriptions	486	486
Insurance	2,256	2,256
Management services expense	215,000	-
Office supplies	1,320	1,320
Payroll	40,800	40,800
Payroll taxes	2,880	2,880
Postage and delivery	120	120
Registration fees	500	500
Regulatory fees	1,960	1,532
Rent	5,988	5,988
Telephone	3,108	3,108
Utilities	504	504
Total operating expenses	1,822,322	94,425
Loss from operations	(62,522)	(94,425)
Other revenue	-	35,000
Interest income	871	481
NET LOSS	$ (61,651)	$ (58,944)

See accompanying notes and independent auditor's report.

GSF CAPITAL MARKETS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the years ended December 31, 2008 and 2007

	2008	2007
Member's equity, beginning of year	$ 14,393	$ 38,584
Contributions	84,398	34,753
Net loss	(61,651)	(58,944)
MEMBER'S EQUITY, END OF YEAR	$ 37,140	$ 14,393

See accompanying notes and independent auditor's report.

GSF CAPITAL MARKETS, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (61,651)	$ (58,944)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid commissions	(24,189)	-
Increase in prepaid expenses	(762)	(938)
Increase in accounts payable	449	10,271
Total adjustments	(24,502)	9,333
Net cash used in operating activities	(86,153)	(49,611)
Cash flows from financing activities:		
Net advances from (repayments to) affiliate	(9,914)	9,914
Capital contributions	84,398	34,753
Net cash provided by financing activities	74,484	44,667
NET DECREASE IN CASH	(11,669)	(4,944)
Cash, beginning of year	39,326	44,270
CASH, END OF YEAR	$ 27,657	$ 39,326

See accompanying notes and independent auditor's report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations
GSF Capital Markets, LLC (the "Company") was organized under the laws of the State of Delaware on May 10, 2006. As of December 1, 2006, the Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Income Taxes
The Company is a single member limited liability company in which all elements of income and deductions are included in the tax return of its member. Therefore, no income tax provision is recorded by the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an entity controlled by the sole member of the Company. Payroll and facility expenses incurred through this agreement amounted to $59,484 for both 2008 and 2007. The Company also paid a management services expense of $215,000 to this entity in 2008. At December 31, 2008 and 2007, $4,957 and $14,871, respectively, was owed to the related party.

NOTE C - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

GSF CAPITAL MARKETS, LLC

Supplementary Information Required by
Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2008

COLES & BODOIN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
HILLSITE OFFICE BUILDING
75 SECOND AVENUE
NEEDHAM, MA 02494
(781) 455-1400
FAX (781) 444-8870

To the Member
GSF Capital Markets, LLC
Andover, Massachusetts

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE COMMISSION

We have audited the accompanying financial statements of GSF Capital Markets, LLC as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 19, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission on page 8 and the computation for determination of reserve requirement under rule 15c3-3 of the Securities and Exchange Commission on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coles & Bodoin, LLP

Needham, Massachusetts

February 19, 2009

GSF CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

Total member's equity	$	37,140
Deduct ownership equity not allowable for net capital		-
Total member's equity qualified for net capital		37,140
Deductions and/or charges:		
Nonallowable assets		25,889
Net capital	**$**	**11,251**
Computation of basic net capital:		
Minimum net capital required, 6.67% of aggregate indebtedness of $16,406	$	1,093
Minimum net capital requirement	$	5,000
Excess net capital	$	6,251
Total aggregate indebtedness	$	16,406
Ratio: aggregate indebtedness to net capital		146%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

See independent auditor's report on supplementary information.

GSF CAPITAL MARKETS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditor's report on supplementary information.

COLES & BODOIN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
HILLSITE OFFICE BUILDING
75 SECOND AVENUE
NEEDHAM, MA 02494
(781) 455-1400
FAX (781) 444-8870

To the Member
GSF Capital Markets, LLC
Andover, Massachusetts

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of GSF Capital Markets, LLC (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Coles & Bodoin, LLP

Needham, Massachusetts

February 19, 2009